

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 2, 2022

Wah Leung
Chief Executive Officer
Bylog Group Corp.
84/1 Bilang, Hutan #402
Dalian City Lianoning Province, China

Re: **Bylog Group Corp.**
Form 10-K for the Fiscal Year Ended March 31, 2021
Filed July 12, 2021
File No. 333-211808

Dear Mr. Leung:

We issued comments to you on the above captioned filing on February 7, 2022. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to provide a complete, substantive response to these comments **by March 16, 2022.**

If you do not respond, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filing and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filings, consistent with the staff's decision to publicly release comment and response letters relating to disclosure filings it has reviewed.

Please contact Kathleen Collins, Accounting Branch Chief at (202) 551-3499 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology